Mark K. Kessler
Direct Dial: (215) 977-2576
Direct Fax:  (215) 405-2576
E-mail:      mkessler@wolfblock.com


                                January 19, 2006


VIA EDGAR AND OVERNIGHT DELIVERY
--------------------------------

Pamela A. Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010


         RE:      TOLL BROTHERS FINANCE CORP.
                  AMENDMENT NO. 2 TO REGISTRATION
                  STATEMENT ON FORM S-4
                  FILED JANUARY 13, 2006
                  FILE NO. 333-128683

                  FORM 10-K FOR FISCAL YEAR ENDED OCTOBER 31, 2004 FILED JANUARY 13, 2005
                  FILE NO. 1-9186
                  ------------------

Dear Ms. Long:

         We are counsel to Toll Brothers, Inc. (the "Company"). This letter sets forth the responses provided by the Company to the comments in your letter to the Company, dated January 19, 2006. The comments in your letter relate to Toll Brothers Finance Corp.'s Registration Statement on Form S-4, as amended by Amendment No. 2 filed January 13, 2006 (the "Registration Statement") and the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2004, as identified in the caption above. On behalf of the Company and its 100% owned subsidiaries, Toll Brothers Finance Corp. and the additional registrants included on the Registration Statement, we are providing you supplementally with four copies of this letter which is keyed to your comments.



Cherry Hill, NJ o Harrisburg, PA o New York, NY o Norristown, PA o Philadelphia, PA o Roseland, NJ o Wilmington, DE
                         WolfBlock Government Relations: Harrisburg, PA and Washington, DC

               Wolf, Block, Schorr and Solis-Cohen LLP, a Pennsylvania Limited Liability Partnership
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

Pamela A. Long
January 19, 2006
Page 2


FORM 10-K FOR FISCAL YEAR ENDED OCTOBER 31, 2005
------------------------------------------------

ITEM 9A. CONTROLS AND PROCEDURES, PAGE 30
-----------------------------------------

         We also note your statements that "[a] control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met" and "no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected." Please confirm to us supplementally, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over
Financial Reporting and Certification of Disclosure in Exchange Act
Periodic Reports, SEC Release No. 33-8238, available on our website at
<http://www.sec.gov/rules/final/33-8238.htm>. Please note this guidance and make appropriate disclosures in your subsequent periodic reports.

         The Company confirms that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the Company's chief executive officer and chief financial officer concluded that the Company's disclosure controls and procedures are effective at that reasonable assurance level.

         We trust that the above fully responds to your questions and comments.
If you have any additional questions or comments, please contact me at your earliest convenience.

                                                   Sincerely,



                                                   Mark K. Kessler

                                                   Mark K. Kessler
                                     For WOLF, BLOCK, SCHORR and SOLIS-COHEN LLP

Enclosures
MKK/ka
cc:  Don H. Liu, General Counsel
     Joseph R. Sicree, Chief Accounting Officer